Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three
	Months Ended
	March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Excluding interest on deposits
Income (loss) before income taxes	$130,601	$178,166	$197,393	$(6,243)	$(11,540)	$(1,555)
Fixed charges:
Interest expense	9,962	11,886	17,997	9,183	8,985	8,971
Portion of rental expense which represents interest factor	3,366	10,466	9,750	973	177	193
Total fixed charges	$13,328	$22,352	$27,747	$10,156	$9,162	$9,164

Total income (loss) before income taxes and fixed charges	$143,929	$200,518	$225,140	$3,913	$(2,378)	$7,609

Ratio of earnings to fixed charges (B)	10.80	8.97	8.11	(A)	(A)	(A)

Excluding interest on deposits
Total income (loss) before income taxes and fixed charges per above	$143,929	$200,518	$225,140	$3,913	$(2,378)	$7,609
Add: Interest expense on deposits	4,315	15,742	14,877	1,013	—	—
Total income (loss) before income taxes, fixed charges and interest expense on deposits	$148,244	$216,260	$240,017	$4,926	$(2,378)	$7,609

Fixed charges per above	$13,328	$22,352	$27,747	$10,156	$9,162	$9,164
Add: Interest expense on deposits	4,315	15,742	14,877	1,013	—	—
Total fixed charges	$17,643	$38,094	$42,624	$11,169	$9,162	$9,164

Ratio of earnings to fixed charges (B)	8.40	5.68	5.63	(A)	(A)	(A)

Notes:

(A)

The ratios of earnings to fixed charges for both excluding and including interest on deposits were less than one-to-one for each of the years ended December 31, 2012, 2011 and 2010. Earnings were insuffient to cover fixed charges, excluding interest on deposits, by $5.2 million, $11.5 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Earnings were insuffient to cover fixed charges, including interest on deposits, by $6.2 million, $11.5 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. In each period during which earnings were insufficient to cover fixed charges, we met all financial obligations and preferred stock dividends, as applicable.

(B)

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest expense and one-third (the proportion deemed representative of the interest factor) of our rental expense. Fixed charges, including interest on deposits, include the foregoing items plus interest on deposits.